FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT MAY 17, 2006

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Shareholder Information

Telekom Austria’s Supervisory Board extends Mandates of Boris Nemsic and Rudolf Fischer (Ad-hoc)
Vienna, May 16, 2006: Due to the new position of Boris Nemsic as CEO and of Rudolf Fischer as Deputy CEO the Supervisory Board of Telekom Austria AG (VSE: TKA; NYSE: TKA) in its meeting today extended the management mandates for five years until April 30, 2011.
From May 24, 2006 on, Boris Nemsic will be CEO of the Telekom Austria Group and will continue on as COO Wireless and CEO mobilkom austria. As of this date Rudolf Fischer will be Deputy CEO of the Telekom Austria Group, in addition to his existing post as COO Wireline. Stefano Colombo will continue to exercise his function as CFO of the Telekom Austria Group.

Contact:
Peter E. Zydek
Head of Investor Relations
Telekom Austria Group
Tel.: +43 (0) 590591-19001
E-mail: peter.zydek@telekom.at

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: May 17, 2006